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                            June 14, 2021

       Martin Waters
       Chief Executive Officer
       Victoria's Secret & Co.
       4 Limited Parkway East
       Reynoldsburg, Ohio 43068

                                                        Re: Victoria's Secret &
Co.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10-12B
                                                            Submitted May 28,
2021
                                                            CIK No. 0001856437

       Dear Mr. Waters:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted May 28, 2021

       Exhibit 99.1 - Preliminary Information Statement
       Summary
       Our Competitive Strengths
       Global Scale at Retail, page 2

   1. We note your revised disclosures in response to our prior comment 3. We partially re-
                                                        issue our comment, as
you have not disclosed the number of your active customers for prior comparable
periods. Please revise to disclose how many active customers you had in previous years for
comparison. In this regard, we note your response that "[b]ecause the number of active
customers in 2020 was negatively impacted by the COVID-19
                                                        pandemic, our 25
million active customers in 2020 represent a decline from 32 million active customers in
each of 2019 and 2018."
 Martin Waters
Victoria's Secret & Co.
June 14, 2021
Page 2
Business
Franchise, License and Wholesale Arrangements, page 96

2. We note your response to our prior comment 13, and re-issue the comment in part. To provide context for investors, please amend your disclosure to provide a representative amount or range of royalties (i.e., a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.) that your partners are typically required to pay you under your franchise, license, and wholesale arrangements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-
3797 with any other questions.



                                                             Sincerely,
FirstName LastNameMartin Waters
                                                             Division of
Corporation Finance
Comapany NameVictoria's Secret & Co.
                                                             Office of Trade &
Services
June 14, 2021 Page 2
cc:       Deanna L. Kirkpatrick
FirstName LastName